NTL Communications Corp.                                            Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

                                                                               Year Ended December 31,
                                           3 Months Ended   -------------------------------------------------------------
                                           March 31, 2001      2000         1999        1998         1997         1996
                                             ---------      ---------     --------     --------     --------     --------
Fixed charges:
Interest                                     $   329.6      $   981.4     $  720.0     $  356.6     $  209.4     $  147.3
Amortization of debt expense                       9.9           33.8         18.0         10.2          7.8          8.9
Interest portion of rental expense                 4.2           15.4          9.2          9.8          6.0          5.0
                                             ---------      ---------     --------     --------     --------     --------
Fixed charges                                    343.7        1,030.6        747.2        376.6        223.2        161.2
Preferred stock dividend requirement              --             --           13.1         18.7         12.0         --
                                             ---------      ---------     --------     --------     --------     --------
Combined fixed charges and
   preferred stock dividend requirement      $   343.7      $ 1,030.6     $  760.3     $  395.3     $  235.2     $  161.2
                                             =========      =========     ========     ========     ========     ========
Earnings:
(Loss) from operations                       $  (837.0)     $(2,468.0)    $ (743.4)    $ (507.2)    $ (344.1)    $ (258.6)
Fixed charges                                    343.7        1,030.6        747.2        376.6        223.2        161.2
Less: Capitalized interest                       (21.6)         (95.1)       (41.8)       (27.8)        (6.8)       (10.3)
                                             ---------      ---------     --------     --------     --------     --------
                                             $  (514.9)     $(1,532.5)    $  (38.0)    $ (158.4)    $ (127.7)    $ (107.7)
                                             =========      =========     ========     ========     ========     ========
Ratio of Earnings to Fixed Charges (1)              --             --           --           --           --           --

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The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1) For the three months ended March 31, 2001 and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, the deficit of earnings to fixed charges was $858.6 million, $2,563.1 million $785.2 million, $535.0 million, $350.9 million, and $268.9 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million, $553.7 million and $362.9 million, respectively.